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July 17, 2000

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:     Workscape, Inc.
        Registration Statement on Form S-1 (No. 333-32936)
        Application for Withdrawal under Rule 477

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Workscape, Inc. hereby requests that the above-referenced Registration Statement on Form S-1 (No. 333-32936) (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. Workscape is withdrawing the Registration Statement because it has determined not to proceed with the proposed initial public offering under the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and no securities were sold under the Registration Statement.

Workscape requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Workscape further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement. Please provide me with a copy of such order as soon as it is available.

If you should have any questions regarding this application, please contact the undersigned at (703) 736-8261 or Greg Pettigrew of Latham & Watkins at (213) 891-8695.


Sincerely,


Workscape, Inc.

/s/ James G. Carlson
--------------------
James G. Carlson
Chief Executive Officer